U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-56551

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For period ended: March 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________

PART I - REGISTRANT INFORMATION

The Healing Company Inc.
Full Name of Registrant

Former Name if Applicable: N/A

11th Floor, Ten Grand Street,
Address of Principal Executive Office (Street and Number):

Brooklyn, New York 11249
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

The Healing Company Inc. (the “Registrant”) is unable to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 2023, without unreasonable effort and expense. The delay in completion of the report is a result of additional time required to compile information with respect to the Company’s recently acquired operating subsidiaries. The Registrant expects to file the Form 10-Q on or before Monday, May 22, 2023.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Simon Belsham	(866)	241-0670
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒     No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reported in Thousands

On October 13, 2022, the Company concluded an acquisition of the assets of Your Super Inc., including several operating entities engaged in the business of manufacturing and marketing non-GMO and certified organic superfoods direct to consumer via Amazon and other online sales channels. On March 3, 2023, the Company concluded an acquisition of certain assets of Chopra Global LLC, including the Chopra App - a wellness and meditation app, certain products and services including guided meditation packages and detox kits and operation of select Chopra branded health and wellness retreats.  The changes to our operating results over the three and nine months ended March 31, 2023 and 2022, as discussed below, are a direct result of aforementioned acquisitions.

During the comparative three and nine months ended March 31, 2023, the Company expects to report substantial increases in operating revenues from $0 in the three and nine months ended March 31, 2022 to $3,185 and $5,559, respectively in the three and nine months ended March 31, 2023, offset by costs of revenue in the three and nine months ended March 31, 2023 of $1,363 and $3,138, respectively with no comparative results in the three and nine months ended March 31, 2022.  Operating costs including advertising and marketing, management fees, professional fees, consulting fees, stock-based compensation, and other operational overhead is expected to total $4,091 and $15,440, respectively in the three and nine months ended March 31, 2023, as compared to $739 and $1,818 in the three- and nine-months March 31, 2022.  During the three and nine months ended March 31, 2023, the Company expects to report net losses of $2,166 and $12,470 respectively, as compared to losses of $739 and $1,818 for the comparative three and nine months ended March 31, 2022.

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The Healing Company Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2023	By:	/s/ Simon Belsham
Simon Belsham
CEO and Principal Executive Officer

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